Exhibit 99.12

Discussion MaterialsOctober 10, 2015Project Island

Table of ContentsI. Economic Structure Alternatives – Review and AnalysisII. Illustrative Draft Response LetterThis document and any other materials accompanying this document (collectively, the “Materials”) are provided for general informational purposes only. By accepting any Materials, the recipient acknowledges and agrees to keep the Materials confidential and not to distribute the Materials to any other party. ©2015 Wells Fargo. All Rights Reserved.Project Island 2

Economic Structure Alternatives – Review and Analysis

Economic Alternative Structures Analysis – Stock and Cash, with Premium in Additional Cash

($ in millions USD, except per share data)

	Based on 17th Sep Tahiti Offer	Assumed Premium				
		15.0%	17.5%	20.0%	23.5%	25.0%
% Stock / % Cash	**92.0% / 9.7%**	**80.0% / 20.0%**	**78.3% / 21.7%**	**76.6% / 23.4%**	**74.5% / 25.5%**	**73.6% / 26.4%**
Consideration to Barbados						
Current Tahiti Shares Outstanding	900.551	900.551	900.551	900.551	900.551	900.551
Tahiti Shares Owned by Barbados	522.080	522.080	522.080	522.080	522.080	522.080
Existing Barbados Ownership of Tahiti	*58.0%*	*58.0%*	*58.0%*	*58.0%*	*58.0%*	*58.0%*
ADSs Issued to Barbados	522.080	522.080	522.080	522.080	522.080	522.080
Pro Forma Barbados Equity Ownership	*58.0%*	*58.0%*	*58.0%*	*58.0%*	*58.0%*	*58.0%*
Barbados Shares Outstanding	28.503	28.503	28.503	28.503	28.503	28.503
Implied Exchange Ratio	18.317x	18.317x	18.317x	18.317x	18.317x	18.317x
Pro Forma Tahiti Shares	900.551	900.551	900.551	900.551	900.551	900.551
Tahiti Share Price (in USD)[1]	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Equity Consideration	$520.5	$520.5	$520.5	$520.5	$520.5	$520.5
Tahiti Equity Value per Share of Barbados	*$18.26*	*$18.26*	*$18.26*	*$18.26*	*$18.26*	*$18.26*
Initial Barbados Cash	$60.4	$60.4	$60.4	$60.4	$60.4	$60.4
Less Cash Settlement of SARs/Options	14.9	20.8	21.7	22.6	24.0	24.6
Plus Additional Cash Consideration	0.0	90.8	105.8	120.9	141.9	151.2
Net Cash to Barbados Shareholders	$55.0	$130.4	$144.5	$158.7	$178.3	$187.0
Cash Consideration per Share of Barbados	*$1.93*	*$4.57*	*$5.07*	*$5.57*	*$6.26*	*$6.56*
Total Consideration	**$575.5**	**$650.9**	**$665.1**	**$679.2**	**$698.9**	**$707.5**
Total Consideration per Share of Barbados	***$19.86***	***$22.84***	***$23.33***	***$23.83***	***$24.52***	***$24.82***
Premium to Barbados Stock Value ($16.68)	*19.1%*	*36.9%*	*39.9%*	*42.9%*	*47.0%*	*48.8%*
Premium EEV:						
1-Day ($19.86)	*0.0%*	*15.0%*	*17.5%*	*20.0%*	*23.5%*	*25.0%*
30-Day average ($20.82)	*(4.6%)*	*9.7%*	*12.1%*	*14.4%*	*17.7%*	*19.2%*
60-Day average ($20.22)	*(1.8%)*	*13.0%*	*15.4%*	*17.9%*	*21.3%*	*22.8%*
90-Day average ($20.69)	*(4.0%)*	*10.4%*	*12.8%*	*15.2%*	*18.5%*	*20.0%*
Enterprise Value	$756.0	$756.0	$756.0	$756.0	$756.0	$756.0
Cash	416.4	325.6	310.6	295.5	274.5	265.2
Debt	274.5	274.5	274.5	274.5	274.5	274.5
Implied Equity Value	$897.9	$807.1	$792.1	$776.9	$756.0	$746.7
2016E EPS Accretion / (Dilution)	0.0%	(0.2%)	(0.3%)	(0.3%)	(0.4%)	(0.4%)

Source: Capital IQ, Company filings and Wall Street research; Market data as of 10/09/15
Note: "EEV" defined as Economic Equivalent Value; Excludes potential purchase accounting implications of merger
(1) Based on exchange rate of 32.647 NTD per USD

Project Island 4 Wells Fargo Securities

Illustrative Draft Response Letter

Illustrative Draft Response Letter Project Island 6

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